Mail Stop 4561

January 31, 2008

Mr. John McAdam
Chief Executive and President
F5 Networks, Inc.
401 Elliot Ave West
Seattle, WA 98119

>   **Re: F5 Networks, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2007**
>   **Filed November 19, 2007**
>   **File No. 000-26041**

Dear Mr. McAdam:

We have reviewed the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2007

Item 1. Business

Sales and Marketing, page 11

1.   We note your disclosure that Ingram Micro and Avnet Technologies each accounted for more than 10% of your total revenues in 2007. A description of your contractual arrangements with these customers appears warranted. Also, you do not appear to have filed agreements with either distributor. Please advise

whether you are substantially dependent upon agreements with these customers for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K.

Manufacturing, page 13

2.   You do not appear to have filed your agreement with Flextronics. Please advise whether you are substantially dependent upon this agreement for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Finance Condition and Results of Operations

Results of Operations, page 33

3.   We note instances where two or more sources of a material change have been identified, but the quantification of the contribution for each source that contributed to the change is not disclosed. For instance, for fiscal year 2007, you disclose an increased demand for your Application Traffic Management products but there does not appear to be a discussion that quantifies how this increased demand impacted revenues. Tell us what consideration you gave to quantifying the extent of contribution of each source of a material change pursuant to the requirements of Item 303(a)(3)(iii) of Regulation S-K, Instruction 4 to Item 303(a) of Regulation S-K and the related interpretive guidance in Section III. D of SEC Release 33-6835 Interpretation: Management's Discussion and Analysis of Financial Condition and Results of Operations when preparing your MD&A discussion.

Item 8. Financial Statements

Notes to Consolidated Financial Statements

Note 3. Business Combinations, page 56

4.   We note your reference to the independent valuation prepared by valuation specialists that was used to value assets acquired in business combinations. Please note that when you refer to an independent valuation specialist you need to disclose the name of the expert and, if your annual report is incorporated by reference into a 1933 Act registration statement, include the expert's consent. Refer to Rule 436(b) of Regulation C and file the consent, if necessary.

Exhibits

Exhibit 31.2

5.   Rule 13a-14(a) under the Exchange Act requires that this certification be signed
      by your principal financial officer, not your principal accounting officer. In this
      exhibit, Mr. Rodriguez is identified by title only as your Chief Accounting
      Officer. In future filings, please note in the signature block as necessary that the
      individual signing this certification is your principal financial officer.

                                    * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Christine Davis, Senior Staff Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief